ASX: MSB; Nasdaq: MESO mesoblast the regenerative medicine company Top-line Results for Remestemcel-L in COVID-19 ARDS 2021 Stem Cells, Cell Therapies, and Bioengineering in Lung Biology and Diseases JULY 2021 Exhibit 99.2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward- looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Our Mission Mesoblast is committed to bringing to market innovative cellular medicines to treat serious and life-threatening illnesses

Platform Technology – Mechanism of Action (MOA)

Our mesenchymal stromal cells respond to and are activated by multiple inflammatory cytokines through surface receptors, resulting in orchestration of an anti-inflammatory cascade


Inflammation
IL-1β
IL-6
IL-17
TNFα
IFNγ
Mesenchymal Stromal Cell
IL-10
Breg
Proliferation
Antibody production
Effector B cell
IDO
(+ unknown factors)
IDO, PGE2
TGFβ
Activation
Cytotoxicity
NK
PGE2
Maturation
Activation
Antigen Presentation
IDO, PGE2
TGFβ, M-CSF, CCL2
IL-1
IL-6
TNFα
M1
Polarize M1 to M2
M2
IL-10
TH1
IDO, PGE2
TH17
Proliferation
Cytokine secretion
Cytotoxicity
IDO, TGFβ
Treg
IL-10

Source: Data on file

| 4

Acute Graft versus Host Disease (GVHD): A Prototypic Disease Driven by Cytokine Storm


PHASE 1
Host Tissue Damage by BMT Conditioning
PHASE 2
Immune Cell Activation & Cytokine Storm
PHASE 3
Inflammation and End Organ Damage
Conditioning regimen, chemotherapy, or radiation
Tissue Damage
Macrophage input to cytokine storm
Macrophage
Activation of CD4 & CD8 T-cells
CTL
CTL
Cytokine Storm
TNF, IL-1, IL-6
IFNγ, IL-2, IL-12, IL-21, IL-22, IL-23
SKIN
LUNG
LIVER
GUT

Modified from Blazar et al., Nature Reviews Immunology 12: 443 – 458

| 5

Remestemcel-L in Steroid Refractory Acute GVHD: Clinical Evidence for a MOA Applicable to Various Inflammatory Conditions Remestemcel-L was used as first-line therapy in a randomized controlled Phase 3 trial of 260 patients, with SR-aGVHD, including 27 children Remestemcel-L was used as salvage therapy in an expanded access program in 241 children with SR-aGVHD, 80% of whom had Grade C/D disease, and failed institutional standard of care Remestemcel-L was used as first-line therapy in Mesoblast’s open-label Phase 3 trial in 54 children with SR-aGVHD, 89% of whom had Grade C/D disease Source: ODAC Advisory Committee Briefing Document and Presentation August 2020. Mount Sinai Acute GVHD International Consortium (MAGIC) - a group of ten BMT centers throughout the US and Europe whose purpose is to conduct ground-breaking clinical trials in GVHD, including developing informative biorepositories that assist in developing treatments that can guide GVHD therapy. Two subjects in the MAGIC cohort had follow-up <100 days; these subjects are excluded from the respective survival analyses. GVHD001 had 55 randomized patients, however one patient dropped out before receiving any dose of remestemcel-L Consistent efficacy and safety outcomes in a total of 309 children from three studies:

Cytokine Storm in COVID-19 ARDS Closely Resembles Secondary Hemophagocytic Lymphohistiocytosis (sHLH): A T Cell Driven Disease Secondary (or acquired) hemophagocytic lymphohistiocytosis (sHLH) is a life-threatening disease characterized by lymphocyte and macrophage hyperinflammation triggered by viral infections such as EBV, CMV, HHV)1 Lung involvement including ARDS is common and of poor prognosis (>50% mortality)2 Hematological manifestations involve severe anemia due to activated macrophages engulfing red blood cells. Excessive immune activation driven by cytotoxic T cells and macrophages resulting in cytokine storm and release of IFN-��, IL-6 and TNF-⍺, and reduction in regulatory T cells3 Activated CD8 T cells producing IFN-�� appear to be central to disease pathogenesis 1. Bode et al. Recent advances in the diagnosis and treatment of hemophagocytic lymphohistiocytosis. Arthritis Res Ther. 2012 Jun 8;14(3):213 2. Seguin et al. Pulmonary Involvement in Patients With Hemophagocytic Lymphohistiocytosis. Chest. 2016 May;149(5):1294-301 3. Humblet-Baron et at. IFN-γ and CD25 drive distinct pathological features during hemophagocytic lymphohistiocytosis. J Allergy Clin Immunol. 2019 Jun; 143(6): 2215–2226.e7

Robust Adaptive *Naïve* T Cell Response in COVID-19 is Critical for Viral Clearance
Lack of Adequate T Cell Response Results in Increased Viral Load and Severe Disease

Average SARS2 infection



T cells
Viral load
Antibodies
Innate
Adaptive immunity

Severe SARS2 infection



Severe disease
Viral load
Antibodies
T cells
Innate
Adaptive

- Analysis of SARS-CoV-2-specific adaptive immune responses during acute COVID-19 identifies coordination between SARS-CoV-2-specific CD4 T cells and CD8 T cells to limit disease severity
- Aged individuals often exhibit uncoordinated adaptive responses, potentially tied to scarcity of naive T cells highlighting immunologic risk factors linked to disease severity

Rydyznski Moderbacher et al., Antigen-Specific Adaptive Immunity to SARS-CoV-2 in Acute COVID-19 and Associations with Age and Disease Severity. 2020, Cell 183, 996–1012; doi.org/10.1016/j.cell.2020.09.038
Sette A and Crotty S. Adaptive immunity to SARS-CoV-2 and COVID19.https://doi.org/10.1016/j.cell.2021.01.007

| 8

Severe COVID-19 Disease is Associated with Progressive Depletion of Naïve T Cells, and Aberrant Activation of Non-Naïve CD4 and CD8 T Cells Frequencies of activated CD8 or CD4 T cells, shown as percent of non-naïve CD8 and CD4 T cells expressing KI67+ and HLA-DR+CD38+ 0 10 20 30 40 D. Mathew et al., Deep immune profiling of COVID-19 patients reveals distinct immunotypes with therapeutic implications Science 369, eabc8511 (2020). DOI:10.1126/science.abc8511 Naïve T Cells Non-Naïve Activated T Cells

Severity of COVID-19 Infection is Associated with Increased Activated T Cells Producing IFN-γ and GM-CSF



B
ICU (COVID-19)
Non-ICU (COVID-19)
Healthy control
10.9
5.78
0.21
1.36
0.06
0.01
IFN-γ-APC
GM-CSF-PE
C
P = 0.0037
P = 0.0612
P = 0.1863
GM-CSF+ CD4+ T cells (%)
ICU (n=12)
Non-ICU (n=21)
Healthy control (n=10)
P < 0.0001
P = 0.0068
P = 0.0088
IL-6+ CD4+ T cells (%)
D
P < 0.0001
P = 0.0002
P = 0.5979
IFN-γ+GM-CSF+ CD4+ T cells (%)
ICU (n=10)
Non-ICU (n=16)
Healthy control (n=10)

Figure: Pathogenic Th1 cells with high expression of GM-CSF in COVID-19 patients.

(B) Representative density plots showing an analysis of co-expression of GM-CSF and IFN-γ in gated CD45+CD3+CD4+ T-cells isolated from peripheral blood in healthy controls, ICU and non -ICU patients of COVID-19.

(C) Statistics calculated by the percentage of GM -CSF+ or IL-6+ cells from CD4+ T-cells.

(D) Statistics calculated by the percentage of GM-CSF+ and IFN-γ + co-expressing CD4+ T-cells. Data represent the mean ± SEM. One-way ANOVA. P < 0.05 was considered statistically significant.

Zhou Y, et al. Pathogenic T cells and inflammatory monocytes incite inflammatory storm in severe COVID-19 patients. Natl Sci Rev. 2020;nwaa041

| 100

Age > 65 years is Associated with Reduced Naïve T Cell Response to SARS-CoV-2, Delayed Viral Clearance and Greater Disease Severity

Naïve CD4 and CD8 T Cells reduced in age > 65


r= -0.37
p<0.0001
r= 0.20
p=0.15
r= 0.24
p=0.23
Naïve CD4 (%)
Age (years)


r= -0.74
p<0.0001
r= -0.54
p<0.0001
r= -0.65
p=0.0004
Naïve CD8 (%)
Age (years)

Median duration to negative status longer in subjects over 65 years (43 days) compared with under 65 years (29 days)


HR: 1.85 (95% CI 1.17, 2.93)
Age group
65 and over
Under 65
% positive
p = 0.006
Day since first positive test
Number at risk (cumulative negative status)
65 and over
Under 65

Age > 65 associated with greater COVID-19 peak disease severity


r= 0.49
p=0.0002
r= 0.44
p=0.02
Age
Peak disease severity

Rydyznski Moderbacher et al., Antigen-Specific Adaptive Immunity to SARS-CoV-2 in Acute COVID-19 and Associations with Age and Disease Severity. 2020, Cell 183, 996–1012; doi.org/10.1016/j.cell.2020.09.038
Stehlik P et al. Repeat testing for SARS-CoV-2: persistence of viral RNA is common, and clearance is slower in older people. Medical Journal of Australia 2021; doi:10.5694/mja2.51036

| 11

Meta-Analysis of Case Fatality Rates (CFR) for COVID-19 Patients on Invasive Mechanical Ventilation (IMV): Mortality Significantly Increases with Age Alive Expon. (Alive) y = 0.6909e–0.351x Dead Expon. (Dead) y = 0.429e0.1162x Unknown Expon. (Unknown) y = 0.1297e–0.067x Source: Am J Respir Crit Care Med Vol 203, Issue 1, pp 54–66, Jan 1, 2021. Sixty-nine studies were included, describing 57,420 adult patients with COVID-19 who received IMV. Fifty-four of 69 studies stated whether hospital outcomes were available but provided a deﬁnitive hospital outcome on only 13,120 (22.8%) of the total IMV patient population. Reported case fatality rates for patients receiving invasive mechanical ventilation stratified by age, reported in six studies. *Age stratification for ICNARC was 16–39, 40–49, 50–59, 60–69, 70–79, and >80. CFR = case fatality rate; CI = confidence interval; Expon. = exponential; ICNARC = Intensive Care National Audit and Research Centre; IMV = invasive mechanical ventilation.

Objectives of Immunomodulation with Remestemcel-L in COVID ARDS

MSCs have the potential to:

- Reduce activated *non-naïve* CD4 and CD8 T cells
- Reduce inflammatory cytokines produced by *non-naive* T cells to reduce macrophage and neutrophil influx, activation and cytokine storm
- Expand and enhance survival of *naïve* CD4 and CD8 T cells to accelerate viral clearance
- Improve pulmonary epithelial integrity

| 13

Clinical Experience with Remestemcel-L in COVID-19 ARDS Emergency IND in Ventilator-Dependent COVID-19 ARDS 11 patients (10/11 were < 65 years) with moderate or severe ARDS on ventilators, received two infusions of remestemcel-L 2 million cells/kg within five days at Mt. Sinai Hospital in New York City Nine patients (82%) successfully came off ventilator and were discharged from the ICU Experience under the emergency IND informed the dosing regimen for the randomized controlled Phase 2b/3 trial, however no data on this dosing regimen in patients ≥ 65 years Phase 3 Randomized Controlled Trial in COVID-19 ARDS Multi-center, randomized, controlled, blinded study to assess safety and efficacy of remestemcel-L versus placebo in ventilator-dependent patients with moderate/severe ARDS due to COVID-19 Up to 300 patients randomized 1:1 to receive placebo or two infusions of remestemcel-L within 3-5 days 222 patients enrolled before the study was stopped by DSMB as unlikely to meet primary endpoint of 43% overall mortality reduction The median age increased from 59 in the first half of the trial to 67 in the second half (p<0.0001) Preliminary results based on 60-day patient follow-up post randomization Pre-specified analysis of results stratified by age < or ≥ 65: 125 patients < 65 years, 97 patients ≥ 65 years

Baseline Summary Data: Intent to Treat Patients Pre-Specified Age < 65 & ≥ 65

Baseline Summary Data: Increased Co-Morbid Conditions in Patients ≥ 65

Greater Mortality through Day 60 in Control Patients Older than 65, Consistent with Other Trials Controls Age < 65 vs ≥ 65 (n=110)

Remestemcel-L vs Controls with COVID-19 ARDS: Mortality through 60 Days in Treated Patients All Modified Intent to Treat Patients (n=217), Remestemcel-L vs Control Days from Day 0 Treatment Absence of All Cause Death at Day 60 Mortality Through 60 Days REM 48.2% (53/110) vs Control 53.3% (57/107) HR: 0.857; 95% CI (0.589, 1.246), p=0.418 Log Rank p-value = 0.423

Remestemcel-L vs Controls: Pre-Specified Mortality Analysis through 60 Days < or ≥ 65 Years Old Modified Intent to Treat Patients ≥ 65 years old (n=94) REM vs Control Modified Intent to Treat Patients < 65 years old (n=123) REM vs Control Absence of All Cause Death at Day 60 Days from Day 0 Treatment Mortality Through 60 Days REM 72% (38/53) vs Control 71% (29/41) HR: 1.053; 95% CI (0.649, 1.708), p=0.8332 Log Rank p-value = 0.8206

Remestemcel-L vs Controls: Analysis of Respiratory Function Improvement* Treated Patients (mITT) < 65 years old (n=123) Remestemcel-L vs Control Treated Patients (mITT) ≥ 65 years old (n=94) Remestemcel-L vs Control * Measured as resolution and/or improvement of ARDS as defined by the Berlin criteria at Days 7, 14, 21, and 30 post-randomizations

Dynamic Changes in the Treatment Regimes During the Trial Source: Noel A. et al. Epic Health Research Network. Nov 2020

Dexamethasone did not Reduce Mortality in Controls on Invasive Mechanical Ventilation with Moderate/Severe COVID-19 ARDS Days from Day 0 Treatment Mortality Through 60 Days Dex 44% (20/45) vs No Dex 36% (8/22) Log Rank p-value = 0.5541 Controls < 65 years old +/- Dexamethasone (ITT n=67) Absence of All Cause Death at Day 60 Days from Day 0 Treatment Mortality Through 60 Days Dex 72% (21/29) vs No Dex 64% (9/14) Log Rank p-value = 0.815 Absence of All Cause Death at Day 60 Controls ≥ 65 years old +/- Dexamethasone (ITT n=43)

All Treated Patients < 65 years old on Dexamethasone (n=73) Remestemcel-L plus Dexamethasone: Synergistic in Reducing Mortality in Exploratory Population < 65 years old Days from Day 0 Treatment Mortality Through 60 Days REM + Dex 14% (4/29) vs Dex 45% (20/44) HR: 0.248; 95% CI (0.085, 0.727), p=0.011 Log Rank p-value = 0.006 Absence of All Cause Death at Day 60

Remestemcel-L Increases Ventilator-Free Days Alive through 60 Days in Patients < 65 years old All Treated Patients < 65 years old (n=123) Ventilator-Free Days Alive Through Day 60 All Treated Patients < 65 years old on Dexamethasone (n=73) Ventilator-Free Days Alive Through Day 60

Remestemcel-L plus Dexamethasone: Analysis of Respiratory Function and Clinical Improvement* in Exploratory Population < 65 years old Treated Patients (mITT) < 65 years old on Dexamethasone (n=73) Treated Patients (mITT) < 65 years old on Dexamethasone (n=73) * Respiratory Function Improvement measured as resolution and/or improvement of ARDS as defined by the Berlin criteria at Days 7, 14, 21, and 30 post-randomizations; Clinical Improvement was assessed based on a 7-point ordinal scale at baseline and on Days 7, 14, 21, and 30 and discharge from hospital

Conclusions and Next Steps for Remestemcel-L in ARDS Due to COVID-19 Remestemcel-L did not significantly reduce overall mortality Remestemcel-L reduced mortality and increased ventilator-free days through 60 Days in pre-specified patient population < 65 years old Addition of remestemcel-L to dexamethasone was synergistic in reducing mortality and increasing days alive off ventilator through 60 Days in exploratory analysis of patients < 65 Plan to meet with U.S. Food and Drug Administration (FDA) to discuss potential next steps Confirmatory Phase 3 trial in COVID-19 ARDS patients < 65 years of age with dexamethasone, explore additional remestemcel-L dosing regimens for patients with ARDS ≥ 65 years of age